UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-14195

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q

☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:     December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	American Tower Corporation

Former Name if Applicable:	Not applicable

Address of Principal Executive Office (Street and Number):	116 Huntington Avenue

City, State and Zip Code:	Boston, Massachusetts 02116

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Tower Corporation (the “Company”) will delay the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 in order to allow the Company and its registered public accounting firm additional time to conclude the review of the Company’s lease-related accounting practices, finalize the pending restatement of the Company’s historical financial statements and complete the Company’s year-end audit.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2005, the Company is restating its historical financial statements for periods ending on or prior to September 30, 2004, to correct the periods used to calculate depreciation and amortization expense and straight-line rent expense relating to certain of its tower assets and underlying ground leases. Like many other public companies, the Company undertook a review of its lease-related accounting practices in light of a statement clarifying certain issues related to lease accounting issued by the staff of the Office of the Chief Accountant of the SEC on February 7, 2005. Based on this review, the Company determined that it should correct its accounting practices for certain of its tower sites on leased land. The primary effect of this accounting correction will be to accelerate to earlier periods non-cash rent expense and depreciation and amortization expense with respect to certain of the Company’s tower sites, resulting in an increase in non-cash expenses compared to what has previously been reported. The restatement will not affect the Company’s historical or future cash flows provided by operating activities

Since the determination was made to correct its lease-related accounting practices, the Company has been working diligently to review the ground leases underlying the Company’s tower sites and quantify the impact of the accounting correction on its financial statements. However, because the Company has thousands of ground leases underlying its tower sites, this review process has taken a considerable amount of time. The Company has determined that it will need additional time to conclude its review, which impacts the ability of the Company to finalize the restatement of its historical financial statements and complete its year-end audit.

Due to the reasons described above, the Company is unable to file timely its Annual Report on Form 10-K for the year ended December 31, 2004, without unreasonable effort and expense. The Company’s Form 10-K, which was due to be filed with the Securities and Exchange Commission on March 16, 2005, will be filed no later than March 31, 2005.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley E. Singer,

Chief Financial Officer and Treasurer                                         (617) 375-7500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As set forth above, the Company is in the process of restating its historical financial statements for periods ending on or prior to September 30, 2004. The Company is continuing its review but has not yet quantified the impact of the accounting change for the prior periods.

American Tower Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ BRADLEY E. SINGER
Bradley E. Singer Chief Financial Officer and Treasurer